UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 3, 2013

By:	/s/ Jeffrey David Mc Ghie
Name: Jeffrey David Mc Ghie
Title: General Counsel

VimpelCom will bring WhatsApp-based mobile messaging and social offers to its customers

Amsterdam (December 3, 2013)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, and WhatsApp Inc., the operator of WhatsApp application and services, today announced a partnership to deliver consumer offers based on the WhatsApp application and services for VimpelCom customers.

The partnership with WhatsApp will enable VimpelCom to provide enhanced internet communication services within its bundled tariff plans, and to drive mobile internet usage and revenues. VimpelCom customers will enjoy innovative mobile messaging and social offers including full WhatsApp functionalities like group messaging, sharing pictures, video messages, voice messages, contacts and locations.

With over 350 million monthly active users, WhatsApp is a world leader in mobile messaging. WhatsApp has set out to build a product that can be used on any smartphone from anywhere in the world. VimpelCom and WhatsApp have agreed to work together to make it accessible for users to communicate simply, quickly and affordably.

Commenting on the announcement Mikhail Gerchuk, VimpelCom’s Group Chief Commercial and Strategy Officer, said: “Our key priority is to deliver the best mobile experience to our customers. Today, many of our customers use internet services such as WhatsApp to communicate and this is a key factor behind our strong growth in mobile data users and revenues. This partnership is a further step by VimpelCom towards delivering to our customers the most popular, relevant and innovative applications in a convenient and cost-effective way.”

“Our goal is to allow people to communicate with their friends and loved ones around the globe” said Brian Acton, Co-Founder of WhatsApp, Inc. We are delighted to partner with Vimpelcom to provide a great offering to our mutual users. This partnership allows us to tap into VimpelCom’s market presence and continue WhatsApp’s significant growth as a world leader in mobile messaging, in important markets.”

The new innovative VimpelCom and WhatsApp offers have been launched in Bangladesh and Pakistan, other VimpelCom markets will follow in due course.

This latest agreement is part of VimpelCom’s consistent strategy of providing its customers with the best mobile internet experience, complementing its current partnerships with Wikimedia, Google Play and Windows Phone stores to allow VimpelCom smartphone customers using their mobile accounts to pay for digital content, and with Opera Software to deliver better mobile web browsing for customers using a low-cost mobile phone.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to expected future services and benefits from partnership with WhatsApp. These and other forward-looking statements are based on management’s best assessment of the Company’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2013 VimpelCom had 219 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: www.vimpelcom.com.

About WhatsApp

WhatsApp is a world leader in mobile messaging with over 350 million monthly active users across six continents. It allows users to communicate with their friends and family by sending and receiving messages, pictures, voice messages and video messages. WhatsApp is supported on Android, Blackberry, iPhone, Nokia and Windows Phones. The service handles over 15 billion messages sent in a day.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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